August 7, 2020

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

ATTN: Document Control – EDGAR

RE:	Post-Effective Amendment No. 5 on Form N-6

RiverSource Life Insurance Company (“Company”)

RiverSource Variable Life Separate Account (“Registrant”)

File Nos. 333-227506 and 811-04298

RiverSource® Variable Universal Life 6 Insurance

Dear Commissioners:

On behalf of Registrant, Company is filing electronically Post-Effective Amendment No. 5 (“Amendment No. 5”) on Form N-6 pursuant to Rule 485(a)(1) of the Securities Act of 1933 (“1933 Act”). The purpose of this filing is to supplement the prospectus for RiverSource® Variable Universal Life 6 Insurance.

Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because the new prospectus included in this Amendment No. 5 is substantially similar to RiverSource Variable Life Separate Account’s Post-Effective Amendment No. 4 to Registration Statement No. 333-227506 filed on or about April 27, 2020. Registrant does not believe any problem areas exist that would warrant particular attention.

In this Amendment No. 5, the changes to the policy include:

•	Change the guaranteed minimum interest rate charge on loans for new policy applications signed on or after October 9, 2020.

•	Change the guaranteed minimum fixed account interest accrual rate for new policy applications signed on or after October 9, 2020.

The Prospectus for the above referenced variable life insurance policy is incorporated by reference into this Amendment No. 5.

If there is anything that I can do to expedite the review of the enclosed Amendment No. 5 or if you have any questions regarding this filing, please contact me at (612) 678-4177.

Sincerely,

/s/ Dixie Carroll
Dixie Carroll
General Counsel and Assistant Secretary